Exhibit 99.13

PRESS RELEASE

Brazil: First oil of Mero-3

Paris, October 30th, 2024 – TotalEnergies announces first oil from the third development phase of the Mero field on the Libra block, located 180 kilometers off the coast of Rio de Janeiro, Brazil, in the pre-salt area of the Santos Basin.

Launched in August 2020, “Mero-3” includes 15 wells connected to the Marechal Duque de Caxias FPSO (Floating Production, Storage and Offloading unit), with a production capacity of 180,000 barrels of oil per day (b/d). Mero-3 has been designed to minimize greenhouse gas emissions, with reinjection of the associated gas into the reservoir and zero routine flaring. The FPSO will later be connected to the HISEP® pilot project, using an innovative high pressure subsea separation technology. Currently under development, this pilot project will separate oil from CO2-rich gas at the bottom of the ocean and reinject the gas directly into the reservoir.

With the start-up of Mero-3, the overall production capacity of Mero field will reach 590,000 b/d.           An additional development phase of 180,000 b/d, “Mero-4”, is currently under construction, with a start-up expected in 2025. At full capacity, production from the Mero field is expected to represent over 100,000 b/d in TotalEnergies share.

“The production start-up of Mero-3, less than a year after the start-up Mero-2, is a new milestone for TotalEnergies in Brazil, a key growth area for our Company. With its vast resources and world-class productivity, the Mero field delivers low cost and low emission oil production, in line with the strategy of our Company”, said Nicolas Terraz, President Exploration & Production of TotalEnergies. “In the coming years, we will continue to grow our production in Brazil with Mero-4 project expected to start-up in 2025 and the recently sanctioned Atapu-2 and Sépia-2 projects”.

Mero is a unitized field, operated by Petrobras (38.6%), in partnership with TotalEnergies (19.3%), Shell Brasil (19.3%), CNPC (9.65%), CNOOC (9.65%) and Pré-Sal Petróleo S.A (PPSA) (3.5%) representing the Government in the non-contracted area.

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About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for almost 50 years and employs more than 3,500 people in the country. Its presence encompasses Exploration & Production, gas, renewable electricity (solar and wind), lubricants, chemicals and distribution.

TotalEnergies' Exploration & Production portfolio in the country currently includes 11 licenses, of which four are operated. Its average production was 135,000 barrels of oil equivalent per day in 2023. TotalEnergies is investing in the growth of the renewable energy segment in Brazil: in October 2022, it entered a partnership with Casa dos Ventos, Brazil's leading renewable energy player, to jointly develop a 12 GW renewable energy portfolio.

TotalEnergies is also active in the Brazilian fuel distribution market with a network of about 240 filling stations as well as several storage facilities for petroleum products and ethanol.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).